Exhibit 99.1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Abengoa Yield plc.:

We have audited the accompanying financial statements of Solaben Electricidad Uno S.A.U. (the "Company"), which comprise the balance sheet as of December 31, 2014, and the related income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

The Company omitted comparative financial information for the year ended December 31, 2013. Presentation of comparative financial information is required by International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements have been prepared solely for the purpose of meeting the requirements of Rule 3-05 of Regulation S-X.

Opinion

In our opinion, except for the omission of comparative financial information as discussed in the Basis for Qualified Opinion paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Solaben Electricidad Uno S.A.U. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/ Deloitte S.L.

Seville, Spain
March 15, 2016

Balance Sheet
Amounts in thousands of Euros

	Notes (1)	As of December 31, 2014
Non-current assets

Contracted concessional assets	5	253,426
Financial investments in group companies and associates	7	2,246
Deferred tax assets	11	4,518
Total non-currents assets		260,188

Current assets

Trade and other receivables	6	10,451
Prepayments	6	97
Cash and cash equivalents	6&13	9,315

Total currents assets		19,863

Total assets		280,051

(1) Notes 1 to 16 are an integral part of the financial statements

Balance Sheet
Amounts in thousands of Euros

	Notes (1)	As of December 31, 2014
Equity and liabilities

Share capital	9	17,806
Share premium	9	147,109
Reserves	9	(126)
Loss carried forward	9	(2,975)
Profit/(loss) for the year		(2,813)

Total equity		159,001

Non-current liabilities

Long-term provisions	10	1,355
Bank loans	6	96,526
Related parties payables	6	18,057
Deferred-tax liabilities	11	2,497

Total non-current liabilities		118,435

Current liabilities

Short-term payables with Group companies and associates	6	332
Trade and other payables	6	2,283

Total current liabilities		2,615

Total equity and liabilities		280,051

(1) Notes 1 to 16 are an integral part of the financial statements

Income Statement
Amounts in thousands of Euros

	Notes (1)	For the year ended December 31, 2014

Revenue	12	30,524
Raw materials and consumables		(379)
Depreciation, amortization and impairment charges	4	(7,519)
Other operating expenses	12	(8,711)

Operation profit/(loss)		13,915

Financial expenses	12	(17,613)

Financial expenses, net		(17,613)

Profit/(loss) before tax		(3,698)

Tax	11	885

Profit/(loss) for the year		(2,813)

(1) Notes 1 to 16 are an integral part of the financial statements

Statements of comprehensive income
Amounts in thousands of Euros

For the year ended December 31, 2014
Profit/(loss) for the year	(2,813)

Other comprehensive income/(loss)	-

Total comprehensive income/(loss) for the year	(2,813)

Statements of changes in equity
Amounts in thousands of Euros

	Notes (1)	Share capital	Share premium	Reserves	Loss carried forward	Current year results	Total Equity

Balance at December 31, 2013		17,806	147,109	(126)	(349)	(2,626)	161,814

Distribution of prior year results		-	-	-	(2,626)	2,626	-
Current year results		-	-	-	-	(2,813)	(2,813)
		-	-	-	-	-	-
		-	-	-	-	-	-
Balance at December 31, 2014		17,806	147,109	(126)	(2,975)	(2,813)	159,001

(1) Notes 1 to 16 are an integral part of the financial statements

Statements of cash flow
Amounts in thousands of Euros

For the year ended December 31, 2014

I. Profit/(loss) for the year	(2,813)
Non-monetary adjustments
Depreciation, amortization and impairment charges	7,519
Finance (income)/expenses	17,613
Income tax	(885)

II. Profit/(loss) for the year adjusted by non monetary items	21,434

Variations in working capital
Clients and other receivables	(6,506)
Trade payables	(779)
Other current assets/liabilities	123

III. Variations in working capital	(7,162)

Net interest paid	(5,966)

A. Net cash provided/(used) by operating activities	8,306

Investment in contracted concessional assets	(116)

B. Net cash used in investing activities	(116)

Proceeds from Credit entities	-
Repayment of Credit entities	(2,078)
Proceeds from related parties and other	-
Repayment of related parties and other	(1,563)

C. Net cash provided by/(used in) financing activities	(3,641)

Net increase/(decrease) in cash and cash equivalents	4,549

Cash, cash equivalents at beginning of the year	4,766

Cash and cash equivalents at end of the year	9,315

Notes to the financial statements for the year ended December 31, 2014

Note 1.-  Nature of the business

Solaben Electricidad Uno, S.A.U. (“Solaben 1” or “the Company”), was incorporated on December 12, 2006.

The main activity of the Company is the operation and maintenance of a solar plant for the purpose of generating electrical power, and the sale thereof, acting as a generation facility covered by the Special Regime as defined in Electrical Sector Act 24/2013, in Royal Decree 661/2007, and all other concordant or applicable regulations.

On September 30, 2015, Abengoa Concessions Infrastructure S.L.U., a subsidiary of Abengoa Yield plc (“Atlantica Yield”), closed the acquisition of Logrosan Solar Inversiones Dos, S.L., which indirectly owns 100% of the shares in Solaben 1. From this date, the Company is ruled by the Management of Atlantica Yield, whereas it was before ruled by the Management of Abengoa Solar S.A., a 100% indirect subsidiary of Abengoa S.A.. Until December 31, 2015, Atlantica Yield was controlled by Abengoa, S.A..

Atlantica Yield is a total return company that owns, manages, and acquires renewable energy, conventional power, electric transmission lines and water revenue-generating assets, focused on North America (United States and Mexico), South America (Peru, Chile, Brazil and Uruguay) and EMEA.

These financial statements of Solaben 1 have been prepared in connection with Rule 3-05 of Regulation S-X which requires to file with the SEC financial statements of significant acquisitions.

Until September 30, 2015, Solaben 1's ultimate parent company was Abengoa. Abengoa is a company listed in Madrid Stock Exchange and in NASDAQ and prepares, on an annual basis, consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS-IASB). Since these financial statements of the Company are carved out from the consolidated financial statements of Abengoa, they have therefore also been prepared in accordance with the IFRS-IASB. As a consequence, the accounting policies are the same as those used in the consolidated financial statements of Abengoa. Accordingly, the Company has not been considered IFRS first time adopter and IFRS 1 ‘First time adoption of financial reporting standards’ does not apply.

Solar Regulatory Framework Applicable to Solar Power Plants currently in Operation

The applicable legal framework for solar power plants already in operation is set out in four primary legal instruments:

•	Royal Decree-law 9/2013, of July 12, containing emergency measures to guarantee the financial stability of the electricity system, referred to as Royal Decree-law 9/2013;

•	Law 24/2013, of December 26, the Electricity Sector Act, referred to as the Electricity Act;

•	Royal Decree 413/2014, of June 6, regulating electricity production from renewable energy sources, combined heat and power and waste, referred to as Royal Decree 413/2014; and

•	Ministerial Order IET/1045/2014 of June 16, published on June 20, 2014, approving the remuneration parameters for standard facilities, applicable to certain electricity production facilities based on renewable energy, cogeneration and waste, referred to as Revenue Order.

Royal Decree-law 9/2013 introduced a change in the payment system applicable to existing electricity production facilities using renewable energy sources to guarantee the financial stability of the electric system. The purpose of Royal Decree-law 9/2013, which entered into force on July 14, 2013, was to adopt a series of measures to ensure the sustainability of the electric system and to combat the shortfalls between electricity system revenues and costs, referred to as the tariff deficit.

According to Royal Decree-law 413/2014, producers now receive: (i) the pool price for the power they produce and (ii) a payment based on the standard investment cost for each type of plant (without any relation whatsoever to the amount of power they generate). This payment based on investment (in €/MW of installed capacity) is supplemented with an “operating payment” (in €/MWh produced).

The principle driving the new economic regime imposed by Royal Decree-law 413/2014 is that the incentives that an electricity producer receives should be equivalent to the costs that they are unable to recover on the electricity market where they compete with non-renewable technologies. The new economic regime seeks to allow a “well-run and efficient enterprise” to recover the costs of building and running a plant, plus a reasonable return on investment (project internal rate of return).

According to Royal Decree 413/2014, the remuneration for investment in respect of plants that were already in operation during the first statutory period (from July 14, 2013 to December 31, 2019) is calculated as follows:

•	The “standard per-MW investment value” is added to the “standard per-MW operating cost” (both updated from July 2013 with a 7.398% rate of return); i.e., what it would have cost a well-run and efficient enterprise to build, maintain and run the facility from its start-up until the time Royal Decree-law 9/2013 came into force.

•	From the resulting total, the “standard per-MW total revenue valued at the electricity pool price,” earned by each type of plant from its start-up through entry into force of Royal Decree-law 9/2013, also updated applying the 7.398% rate of return is subtracted.

•	The result (the standard per-MW investment value plus standard per-MW operating cost minus standard per-MW total revenue) is the “net investment value,” i.e., the costs unrecovered by the plant owner as of July 14, 2013.

•	Payments for investment to be made after Royal Decree-law 9/2013 came into force and during every year of a plant’s remaining statutory useful life are calculated by (a) adding the net investment value (calculated as explained above) to the “expected operating costs until the end of the asset’s statutory useful life;” and (b) deducting the “expected revenue on the market up to that same point in time” (in both cases, the amount would be discounted to July 2013 by applying the 7.398% rate of return). The annual amount to be received would be calculated so that it would be the same amount every year until the end of the statutory useful life.

Accordingly, under Royal Decree 413/2014, the returns received by the owners of plants in excess of 7.398%, from start-up until Royal Decree-law 9/2013 took effect, would serve to reduce the unrecovered net investment value as of July 14, 2013.

Operating payments will only be available for those facilities whose costs exceed the estimated average pool price. However, the Ministry of Industry, Energy and Tourism can cap operating payments at a maximum number of hours.

Payment Factors for Solar Power Plants

The payment system applicable for each plant is based on various criteria and includes the specific technology used, amount of power produced relative to operating costs, age of the facility and any other differentiating factors.

Revenue Order recognizes six types of solar thermal plants: (i) parabolic trough collectors without a storage system, (ii) parabolic trough collectors with a storage system, (iii) central or tower receivers without a storage system, (iv) central or tower receivers with a storage system, (v) linear collectors and (vi) solar-biomass hybrids.

To determine the payment system applicable to each plant, the following factors are considered:

•	Net investment value. This consists of a standard amount per MW for each type of plant, calculated by the method set out in Royal Decree 413/2014, which is the amount invested in the plant and not depreciated as of July 14, 2013.

•	Useful life of the plant. For solar thermal plants this is 25 years.

•	Return on investment. Considering the net asset value determined on the basis of a standard cost per MW built, an amount is set per unit of power, which enables investment costs that cannot be recovered through the pool price to be recouped over the useful life of the plant.

•	Operating remuneration. An amount is set per unit of power and hour that, added to the pool price, enables the producer to recoup all the plant’s operating and maintenance costs. Operating expenses include the cost of land, electricity, gas and water bills, management, security, corrective and preventive maintenance, representation costs, certain taxes, insurance, applicable generation charges and a generation tax which is equal to 7% of total revenue.

•	Maximum number of operating hours. A maximum number of hours is set for which each plant type can receive the operating remuneration.

•	Operating threshold. Plants must operate for more than a set number of hours per year to receive the return on investment and operating remuneration.

•	Minimum operating hours. Plants that generate more than the operating threshold but operate for fewer hours than the annual minimum hours receive a lower remuneration.

Regulatory Periods

Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every six years. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into force, and will end on December 31, 2019.

The definitions and values of all payment criteria can be changed at the end of each regulatory period, except for a plant’s useful life and the value of a plant’s initial investment that is recouped through the specific return on investment.

Unless reviewed, payment criteria will be considered to be extended for the subsequent regulatory period.

Reasonable Rate of Return

Article 14 of the Electricity Act provides that a reasonable return on investment is calculated on the basis of the average pre-tax yield of Spanish government 10-year bonds on the secondary market.

For plants that are already in operation, the reasonable return over the regulatory life of the plants is based on the average pre-tax yield on Spanish government 10-year bonds on the secondary market for the preceding 10 years, plus 300 basis points.

Under no circumstances will amounts received by producers for electricity generated before July 14, 2013 be required to be returned or reimbursed under the new system.

Before the start of a new regulatory period, a revised reasonable return can be established for each plant type, calculated as the average yield on Spanish government 10-year bonds on the secondary market in the 24 months through the month of May preceding the new regulatory period, plus a spread.

This spread is based on the following criteria:

•	Appropriate profit for this specific type of renewable electricity generation and electricity generation as a whole, considering the financial condition of the Spanish electricity system and Spanish prevailing economic conditions; and

•	Borrowing costs for electricity generation companies using renewable energy sources with regulated payment systems, which are efficient and well run, within Europe.

The next regulatory period will begin on January 1, 2020.

Funding the Tariff Deficit

The Electricity Act also states that from January 1, 2014, tariff deficit amounts would no longer be paid for, as they had been previously, by the five major Spanish utilities. Instead, they will be paid by the companies that receive “regulated payments,” including distributors, transportation companies, producers of electricity from renewable plants, companies receiving capacity payments and others. Each of these entities will temporarily fund the tariff deficit in proportion to the costs that they represent for the electricity system in a given year and can recover these contributions in the following five years, plus interest at a market rate.

According to the Electricity Act, tariff deficit cannot exceed 2% of the estimated system revenues for each year. Furthermore, the accumulated debt due to previous’ years deficit cannot exceed 5% of the estimated system revenues for that period. If these thresholds are exceeded, the Spanish government is forced to review the access fees so that the system revenues increase accordingly.

Electricity Sales Tax

Law 15/2012, as amended, provides for an electricity sales tax which is levied on activities related to electricity production. The tax is triggered by the sale of electricity and affects ordinary energy producers and those generating power from renewable sources. The tax, a flat rate of 7%, is levied on the total income received from the power produced at each of the installations, which means that every calendar year, solar power plants will be required to pay 7% of the total amount which they are entitled to receive for production and incorporation into the electricity system of electric power, measured as the net output generated.

Tax Incentive of Accelerated Depreciation of New Assets

Under provisions of the Spanish Corporate Income Tax Act, tax-free depreciation is permitted on investments in new material assets and investment properties used for economic activities acquired between January 1, 2009 and March 31, 2012. Taxpayers who made investments during such period and have amounts pending to be deducted for this concept may apply such amounts with certain limitations.

Taxpayers who made investments from March 31, 2012 through March 31, 2015 in new material assets and investment properties used for economic activities are permitted to take accelerated depreciation for those assets subject to certain limitations. The accelerated depreciation is permitted if:

•	40% of the tax base before the amortization or depreciation and before the offset of tax loss carryforwards for taxpayers (subject to requirements to keep up employment levels); or

•	20% of the tax base before the amortization or depreciation and before the offset of tax loss carryforwards for taxpayers (without employment requirements).

These limitations do not apply in respect of companies that meet the requirements set forth in article 108.1 of the Spanish Corporate Income Tax Act related to the special rules for enterprises of a reduced size.

The Plant began operating in September 2013. The solar power plant has a capacity of 50 MW.

These financial statements were approved by the Board of Directors on March 14, 2016.

Note 2.-  Basis of preparation

2.1.	Regulatory financial reporting framework applicable to the Company

These Financial Statements at 31 December, 2014 have been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standard (IAS) Board (hereinafter, IFRS-IASB) and show a true and fair view of the equity and financial situation at 31 December, 2014, as well as the gains and losses on its operations and the changes in its equity for the reporting period ended at said date.

2.2.	True and Fair View

In general, the Annual Financial Statements have been prepared on a historical cost basis, except for those headings for which the aforementioned standards expressly mention a different mandatory measurement criterion. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

These Annual Financial Statements have been prepared under the going-concern assumption.

2.3.	Application of new accounting standards

a)	Standards, amendments and interpretations mandatory for all annual periods commencing 1 January, 2014 under IFRS-IASB, applied by the Company in these financial statements:

-	IAS 32 (Amendment) “Offsetting of Financial Assets with Financial Liabilities”. The amendment to IAS 32 clarifies the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendment clarifies the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realization and settlement”. The amendment has been applied retrospectively.

-	IAS 36 (Amendment) “Recoverable Amount Disclosures for Non-Financial Assets”. The amendment to IAS 36 removes the requirement to disclose the recoverable amount of a CGU (cash-generating unit) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment of the related CGU. Furthermore, the amendment introduces additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal.

-	IAS 39 (Amendment) “Novation of Derivatives and Continuation of Hedge Accounting”. The amendment to IAS 39 provide relief from the requirement to disclose hedge accounting when a derivative designated as a hedging instrument is novated under certain circumstances. The amendment also clarifies that any change to the fair value of the derivative designated as a hedging instrument arising from novation should be included in the assessment and measurement of hedge effectiveness.

-	IFRIC 21 (Interpretation) “Levies”. This interpretation addresses the issue as to when to recognize a liability to pay a levy imposed by a government. IFRIC 21 defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation.

The impact of the application of these standards, amendments and interpretations is not significant.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2015:

-	Improvements to IFRSs, cycles 2010-2012 and 2011-2013. These improvements will be applicable for financial years starting from 1 July 2014, with earlier application permitted;

-	Amendment to IAS 19 “Employee Benefits” in relation to defined benefit plans: employee contribution. This amendment will be applicable for annual periods commencing on or after 1 July 2014, with earlier application permitted;

-	Improvements to IFRSs, cycle 2012-2014. These improvements will be applicable for financial years starting from 1 January 2016, with earlier application permitted;

-	IFRS 9, “Financial Instruments”. This standard will be applicable for annual periods commencing on or after 1 January, 2018, with earlier application permitted;

-	IFRS 15, “Revenue from Contracts with Customers”. This standard will be applicable for annual periods commencing on or after 1 January 2018, with earlier application permitted;

-	IFRS 16, “Leases”. This standard will be applicable for annual periods commencing on or after 1 January 2019, with earlier application permitted;

-	Amendment to IAS 16 “Property, Plant and Equipment“, and IAS 38 “Intangible Assets” in relation to the acceptable methods of amortization and depreciation. This amendment will be applicable for annual periods commencing on or after 1 January 2016, with earlier application permitted;

-	Amendment to IAS 27 “Separate Financial Statements” in relation to providing for the application of the equity method in separate financial statements. This amendment will be applicable for annual periods commencing on or after 1 January 2016;

-	Amendment to IAS 1 “Presentation of Financial Statements” in relation to the disclosure initiative. This amendment will be applicable for annual periods commencing on or after 1 January 2016, with earlier application permitted;

-	Amendment to IFRS 11 “Joint Arrangements” in relation to acquisitions of stakes in joint operations. This modification will be applicable for annual periods commencing on or after 1 January 2016, with earlier application permitted.

Note that IFRS 14 Regulatory Deferral Accounts and Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants which are both applicable for financial years starting from 1 January 2016 are not applicable to the Group based on their scope.

The directors of the Company do not anticipate the effect of the application of any of the above standards, interpretations or amendments in the financial statements of the Company since they are still under analysis.

2.4.	Critical accounting policies and estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industry and region where the Company operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

As of the date of preparation of these financial statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2014, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the income statement of the year in which the change occurs.

2.4.1	Income taxes and deferred-tax assets

Current income tax expense is calculated on the basis of the tax laws in force in Spain as of the date of the statement of financial position.

Deferred income tax is calculated in accordance with the liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. Deferred income tax is determined using tax rates and regulations which are expected to apply at the time when the deferred tax is realized.

Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets.

2.4.2.	Useful lives of contracted concessional assets items

The useful lives of contracted concessional assets are estimated in accordance with the foreseeable life cycles for the use of solar power plants. The Company reviews the useful lives of the plant every year. This may change significantly due to technical innovations (regulatory changes, technical modifications), and changes in the cycles of the sector in which it operates. Management of the Company will regularly assess the aforementioned accounting estimate and shall determine whether it is necessary to correct that estimate, and if the estimate differs from that previously performed, the effect of the change is accounted on a prospective basis beginning from the year in which the change is made.

2.4.3.	Provisions

Provisions are recognized when:

•	there is a present obligation, either legal or constructive, as a result of past events;

•	it is more likely than not that there will be a future outflow of resources to settle the obligation; and

•	the amount has been reliably estimated.

Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. The balance of Provisions disclosed in the Notes reflects management’s best estimate of the potential exposure as of the date of preparation of the financial statements.

Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the statements of financial position unless they have been acquired in a business combination.

Dismantling provisions are intended to cover future expenditures related to the dismantlement of the solar plant and it will be likely to be settled with an outflow of resources in the long term (over 5 years). Management conducts estimates about dismantling provisions. It reviews annually those estimates of costs that, where appropriate, will have to be met for the dismantling and definitive closure of its electricity generation facilities, evaluating all the information and relevant facts, the likelihood of the occurrence of the contingences foreseen as well as the amount of any liabilities to be settled up in future.

2.4.4	Revenue recognition

Revenue from the sale of energy is recorded for the fair value of the consideration to be received and represents the amounts to be collected for the services rendered in the ordinary course of the Company’s activities. Its main market is regulated under Royal Decree 413/2014, approved on 6 June, and by Ministerial Order IET/1045/2014, of 16 June, approving the remuneration parameters for standard facilities applicable to certain facilities for the generation of electricity from renewable energy, co-generation and waste. The tariff charged for the sale of the Company’s energy in Spain is regulated by the aforesaid Royal Decree.

Revenue is recognised as and when the plant generates electricity and this is sold to the grid. This begins with the signing of its provisional commissioning and once it is recorded on the Register of Special Regime Electricity Generation Facilities.

Refer to Note 1 for details of the regulation of the Spanish electricity market.

2.5.	Functional currency and presentation currency

The financial statements are presented in thousands of euros, given that the euro is the functional and presentation currency of the Company.

Note 3.-  Significant accounting policies

The following are the major accounting criteria applied to these annual financial statements:

3.1.	Contracted concessional assets

Contracted concessional assets fully relate to assets operating under a service concessions system that, applying IFRIC 12, are considered intangible assets.

As stated in IFRIC 12, service concessions arrangements are public-private arrangements in which the public sector controls or regulates the services for which the grantee must use the infrastructure and to whom and at what price the services must be provided. The infrastructures recognized as concessions by the Company refer to activities related to the thermosolar electricity generation.

The Company recognizes an intangible asset to the extent that it is entitled to charge the final customers for the use of the infrastructure. Said intangible asset is subject to the rules of IAS 38 and may be amortized, taking the estimated period of which the infrastructure will be in commercial operation into account.

Subsequent to initial recognition, the intangible asset is measured at cost, which includes capitalized borrowing costs, less accumulated amortization and accumulated impairment losses.

The estimated useful life of an asset in a service concession arrangement is the period from when the Company is able to charge the public for the use of the infrastructure to the end of the concession period.

The amortization period and the amortization method for intangible assets are reviewed every period-end.

The work carried out by the Company for its contracted concessional assets is valued at its production cost, recorded as ordinary income in the profit and loss statement. Interest and exchange differences as a consequence of borrowed resources held for the acquisition of contracted concessional assets are not recorded as increased value except in the event that they arise during the construction and assembly period before commissioning, provided that the value assigned to each asset does not exceed its market value.

Improvement of contracted concessional assets are incorporated as an increase in its value only if they represent an increase in its capacity, productivity or an extension of its useful life, and provided it is possible to calculate or estimate the book value of the elements removed from the inventory as they have been replaced.

The costs of major repairs are capitalised and are amortised over the course of their estimated useful life, while recurrent maintenance expenses are charged to the profit and loss statement during the financial year in which they occur.

The amortization of contracted concessional assets is applied on a straight-line basis, in accordance with the estimated useful life of the assets. The annual amortization rate of the contracted concessional assets is 2.86%.

The Company reviews the residual value, the useful life and the contracted concessional asset depreciation method at the close of each year. Modifications in the initially established criteria are recognised as a change of estimation.

In the case of investments in contracted concessional assets on land owned by third parties, the initial estimate of the costs of dismantling or removing the item, and refurbishing the location on which it is based, shall be included in the capitalised cost. Obligations for the aforementioned costs shall be recognised and valued using their present value.

3.2.	Borrowing costs

Borrowing costs incurred in the acquisition, construction or production of any qualifying asset, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, were capitalized over such period required to complete and prepare the asset for its intended use. All other borrowing costs are expensed in the period in which they are incurred.

3.3.	Asset impairment

At the end of each financial year, the Company reviews non-current assets to determine whether or not there are indications of any impairment loss. If there is any such indication, the recoverable amount of the asset is calculated in order to determine the scope of the impairment loss (if any). Should the asset not generate cash flows independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is calculated.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value. The assumptions used to calculate value in use include discount rates, growth rates and expected changes in market prices and costs.

In particular, Company Management has used the following assumptions: a) revenues are based on the regulation applicable in the moment when the analysis was performed; b) forecasts for production and prices of electricity are based on historical data; c) costs are based on existing contracts, updated in accordance with the stipulations of section a).

For assets with concession type structure with a limited duration and an independent financial structure, the expected cash flows are projected until the end of the asset's life; no residual value is considered.

These assets have a contractual structure through which the costs the project will have (both in the initial investment phase and in the operation phase) can be clearly determined, and through which the income during the entire life cycle can be reasonably estimated.

Estimates include both the known data based on the project contracts and the key assumptions made based on specific studies provided by experts, demand assumptions and production. Discount rate used is based on the weighted average cost of capital, corrected, if applicable, in accordance with the business risk which may arise from certain types of activities and the risk of the country where the operation is carried out.

Macroeconomic data are also estimated (inflation, interest rate, etc.) and sensitivity analysis are carried out for all the variables where changes may have a significant impact on the asset value.

In the event that the recoverable amount is lower than the net carrying value of the assets, the corresponding impairment loss is charged to the heading Depreciation, amortization and impairment charges of the profit and loss statement. When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

The following discount rates (WACC) and growth rates have been taken into account to calculate the recoverable amount:

	Discount rate	Growth rate (g)
Solaben Electricidad Uno, S.A.U.	5%-6%	0%

3.4.	Financial Assets

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition of financial assets are added to the fair value of the financial assets on initial recognition.

The classification of financial assets depends on the nature and purpose for which they were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets are classified into the following specified categories: ‘loans and receivables’ and ‘Investments in group companies and associates’.

Loans and accounts receivable

Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market. After initial recognition, they are measured at amortized cost in accordance with the effective interest rate method.

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest calculated using the effective interest rate method is recognized under other financial income within financial income.

Loans and accounts receivable, are assessed for indicators of impairment at the end of each reporting period.

For trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company's past experience of collecting payments, an increase in the number of delayed payments, as well as observable changes in national or local economic conditions that correlate with default on receivables.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flows discounted at the initial effective interest rate.

Investments in group companies and associates

Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment.

At each balance sheet date, the Company reviews the carrying amounts of its investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss

3.5.	Financial Liabilities

Financial liabilities include borrowings and trade and other payables.

Borrowings that are due to be settled within 12 months after the reporting period are generally classified as current liabilities, otherwise they are classified as non-current liabilities.

Borrowings and trade and other payables are initially measured at fair value, net of transaction costs incurred. They are subsequently measured at amortized cost using the effective interest rate method. Any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the income statement over the duration of the borrowing using the effective interest rate method.

3.6.	Related party transactions

In general, operations among group companies are initially recorded at their fair value. The subsequent valuation is made in accordance with the terms set out in the corresponding regulations (refer to Note 15).

3.7.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

3.8.	Classification of assets and liabilities as current or non-current.

The Company presents the balance sheet classifying assets and liabilities between current and non-current. For these purposes, assets and liabilities are considered current if they meet the following criteria:

-	Assets are classified as current if it is expected that they will be realized, sold or consumed within twelve months from the date of close;

-	Liabilities are classified as current if it is expected that they will be settled within twelve months from the date of close, or the Company does not have the unconditional right to defer the cancellation of the liabilities during the twelve months following the date of close.

Note 4.-  Financial Risk Management

Financial risk factors.

The activities carried out by the Company are exposed to different financial risks: market risk (including risk of cash flow interest rates), credit risk and liquidity risk.

The Risk Management Model in the Company seeks to minimize the potential adverse effects on the Company's financial profitability.

Risk management in the Company is controlled by the Corporate Financial Department of Atlantica Yield (previously of Abengoa S.A.), in accordance with the applicable mandatory internal management standards in force. This department identifies and evaluates the Company's financial risks.

The internal management rules provide written policies for global risk management, as well as for specific areas such as exchange rate risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and investment of excess liquidity.

Both the internal management rules and key monitoring procedures of the Company are set out in writing and compliance with these is supervised by internal audits.

Liquidity risk

The aim of the Company's liquidity and financing policy is to ensure that the Company has sufficient availability of funds to meet its financial commitments.

The company aims to have adequate capacity for the repayment of its debt in relation to its cash generation capacity, managing it through the Finance Department of Atlantica Yield (previously of Abengoa S.A.).

Project finance borrowing permits Atlantica Yield to finance the project through project debt and thereby insulate the rest of its assets from such credit exposure. The Company has a project financing in place. The repayment profile of this debt is established on the basis of the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly..

Market risk

The Company is not exposed to market risk considering its debt is at a fixed interest rate and it is not performing operations in foreign currencies.

Credit risk

The Company considers that it has limited credit risk with clients as the clients are utilities and the National Energy Commission, depending on whether the sales are at the regulated tariff or at the market price for energy generation.

Note 5.-  Contracted concessional assets

The amounts and variations registered during the 2014 financial year for Contracted concessional assets were:

	Balance at 31.12.13	Additions	Disposals	Balance at 31.12.14
Lands	394	-	-	394
Surface rights	1,616	-	-	1,616
Technical facilities	261,160	279	-	261,439
Contracted concessional assets - Gross	263,170	279	-	263,449
Accumulated Depreciation	(2,505)	(7,518)	-	(10,023)
Net Contracted concessional assets	260,665	(7,239)	-	253,426

The amount registered in technical facilities refers to the “Solaben 1” 50 MW thermosolar plant, located in Spain. The plant started operation on September 1, 2013.

Surface rights correspond to a contract entered into with Crespillo y Tricapital S.A. in favour of Solaben 1 for the use of the land, which has a validity of 30 years extendable by periods of five years up to a maximum of 50 years.

It is the policy of the Company to contract insurance policies as considered necessary in order to cover any possible risks which may affect its contracted concessional asset.

At 31 December 2014, no impairment valuation corrections were recognised or reversed.

At the close of the 2014 financial year there were no elements fully amortised.

Note 6.-  Analysis of Financial Instruments

6.1.	Non-current financial investments correspond to the investment in Evacuación Valdecaballeros S.L. (see Note 7.1.).

The breakdown of short-term financial assets at 31 December 2014 is as follows:

31.12.2014
Clients (Note 8)	9,996
Prepayments	97
Other receivables (Note 8)	407
Cash and Cash equivalents (Note 13)	9,315
Total	19,815

Clients mostly reflect receivables from the sale of energy at regulated prices (see Note 1). In these transactions, the clients are Utilities and the National Energy Commission (included since 7 October 2013 in the CNMC), depending on whether the sales are at the regulated tariff or at the market price for energy generation. Credit quality is high and Management constantly monitors any associated risk factor that may give rise to signs of impairment

6.2.	The details of long term financial liabilities at 31 December 2014 are as follows:

31.12.2014
Long-term debt with Credit Entities (Note 10)	96,526
Debts with Group and associated companies, long-term (Note 10)	18,057
Total	114,583

The breakdown of short-term financial liabilities at 31 December 2014 is as follows:

31.12.2014
Debts with Group and associated companies, short-term (Note 10)	332
Trade accounts payable and other (Note 10)	798
Total	1,130

The maturities of long-term liabilities are presented in note 6.3.

6.3.	Analysis by maturities

At 31 December 2014, amounts of financial instruments with a maturity which is defined or which may be defined classified by year of maturity are as follows:

Financial assets	2015	Total
Clients	9,996	9,996
Prepayments	97	97
Other financial assets	407	407
Total	10,500	10,500

Financial liabilities	2015	2016	Subsequent years	Total
Debt with group and associated companies (Note 15)	332	-	18,057	18,389
Debt with credit entities (Note 10)	-	96,526	-	96,526
Trade accounts payable and other	798	-	-	798
Total	1,130	96,526	18,057	115,713

Note 7.- Investments in group companies and associates

7.1	Breakdown of investments is as follows at December 31, 2014:

		% investment held		Voting rights
Name	Address	Directly %	Indirectly %	Directly %	Indirectly %
Evacuación Valdecaballeros. S.L.	Madrid	14.28%	0.00%	14.28%	0.00%

7.2.	The table below shows a breakdown of assets, revenue and profit and loss as well as other information of interest for the year 2014 of the associated companies:

Year 2014
Name	Share capital and share premium	Reserves	Loss carried forward	Current year result	Carrying amount of the investment	Dividends received
Evacuación Valdecaballeros, S.L.	22,473	(18)	(720)	(744)	2,246	-

Note 8.- Trade and other receivables

The details of credits and other receivables at 31 December 2014 are as follows:

2014
Clients (Note 6.1)	9,996
Other receivables (note 6.1)	407
Total	10,403

The balance indicated in Clients refers to collection rights with the Utilities and the National Energy Commission or the National Markets and Competition Commission and risk of its balances is minimal; as the collection period is lower than six months.

There were no provisions for impairment losses of loans and accounts receivable at December 31, 2014.

Note 9.-  Capital and Reserves

The share capital at 31 December 2014 is Euros 17,806 thousand comprising 8,902,818 ordinary shares, of one single class and series, all vested with identical economic and voting rights, of a face value of 2 euros each, fully subscribed and paid.

The share premiums are freely available and total of Euros 147,109 thousand.

The sole shareholder of the Company is Extremadura Equity Investment S.a.r.l. and holds 100% of its shares.

The reserves are fully available.

Legal reserve

In accordance with Article 274 of the Capital Companies Act, 10% of the profit of the financial year must be used to create a legal reserve until it reaches the level of at least 20% of the share capital.

This reserve may not be distributed. If used to offset losses in the event of no other sufficient reserves being available for that purpose, it must be replenished through future profits. As of December 31, 2014, there are no legal reserves.

Note 10.-  Loans and Other Payables

The breakdown of loans and other payables at 31 December 2014 is as follows:

Item	Balance at 31.12.14
Long-term loans and payable
Long term provision	1,355
Long-term debts with credit entities (Note 6.2)	96,526
Long-term debts with group and associated companies (Notes 6.2 & 15)	18,057
Total long-term and payable	115,938
Short-term loans and Other payables
Short term provision	9
Fixed assets suppliers group companies (Note 6.2)	332
Short term suppliers (Note 6.2)	255
Trade accounts payable and other (Note 6.2 )	628
Total short-term and payable	1,224
Total loans and payables	117,162

Long-term debts with credit entities at 31 December 2014 correspond to the funding contract for the construction of the Plant, dated 27 September 2013, entered between the Company and Lajedosa investments S.a.r.l, for the maximum amount of Euros 100,000 thousand of Principal Credit and with expiry date on 27 September 2016, valued at amortized cost, with Euros 97,977 thousand of remaining pending amortization at 31 December 2014. Annual Interest rate for the last quarter of 2014 amounted to 11%.

Debts with credit entities were canceled in 2015. On September 30, 2015, Solaben Luxembourg S.A., a holding company of Solaben 1, issued a project bond for Euro 285 million. The bonds mature in December 2034. The bonds have a coupon of 3.758% and interest is payable in semi-annual installments on June 30 and December 31 of each year. The principal of the bonds is amortized over the life of the bonds. On September 30, 2015, Solaben Luxembourg S.A. granted a Euro 141 million loan to the Company used to repay the debt owed to Ladejosa investments S.a.r.l. for a total amount of Euro 94.5 million. The loan bears a 3.894% fixed interest and term is December 31, 2034.

The amounts shown indicate the total amount of the Senior Credit together with the expected repayment schedule.

The table below shows breakdown of suppliers and other creditors at December 31, 2014:

Item	Balance at 31.12.14
Short-term suppliers	255
Other creditors	628
Total	883

Short-term suppliers and other creditors are all non- group.

Note 11.-  Tax Situation

11.1.	Deferred tax at 31 December 2014 may be broken down as follows:

Deferred tax assets	2014
Credit for non-deductible financial expense	3,610
Time limit on amortisation	902
Other	6
Total	4,518

Deferred tax liabilities	2014
Corporate Income Tax adjustment due to unrestricted tax amortisation	2,497
Total	2,497

Deferred tax assets have been recorded on the balance sheet as Company management is of the opinion that these assets are likely to be recovered, considering the tax profit the Company will generate over the useful life of the plant.

11.2.	According to Royal Decree 12/2012, net financial expenses shall be deductible with the limit of 30 per cent of operating profit for the year. In any event, net financial expenses for the tax period of Euro 1 million shall be deductible.

Pursuant to the Eleventh Additional Provision of the Capital Companies Act, approved by Royal Decree 4/2004, the company has made investments in the solar plant, which can be freely depreciated during the period between 1 January 2009 and 30 March 2012. Consequently, the Company has decided to apply the incentive of freedom of depreciation for the solar plant investment, and in order to be deducted it will not have to be posted to the profit and loss statement.
There is no time limit for the application of accelerated depreciation for tax purposes. Depreciation which is tax deductible is limited to 70% of accounting depreciation recorded in the Profit and Loss Statement.

Any accounting depreciation not deductible for tax purposes in the 2014 tax period may be deducted on a straight line basis over a period of 10 years or optionally during the working life of the property element in question, starting from 2015.

11.3.	The movements during the 2014 financial year in assets and liabilities due to deferred taxes were as follows:

Deferred tax assets	Amounts
At January 1, 2014	1,288
Increase/Decrease Profit and Loss	(12)
Adjustment in Corporate Income Tax for non-deductible financial expenses	3,275
Corporation Income Tax adjustment for temporary depreciation	678
Increase/reduction in other global results due to changes in the tax rate(Profit and Loss)	(711)
At December 31, 2014	4,518

Deferred tax liabilities	Amounts
At January 1, 2014	152
Adjustment for Tax depreciation freedom	2,843
Increase/reduction in other global results due to changes in the tax rate(Profit and Loss)	(498)
At December 31, 2014	2,497

The Official State Gazette published a series of Laws on 28 November 2014 designed to reform the Spanish tax system, including, among other measures, a change in the general tax rate to 28% for  2015 and 25%  2016 (from 30% in  2014). The impact due to the restatement of certain deferred tax assets and liabilities at the new tax rates has been an expense of Euros 1,214 thousand in the profit and loss statement.

In addition, the variation in deferred tax assets and liabilities is principally due to the adjustments included in the calculation of corporate income tax by freedom of amortization and for the non-deductible financial expenses at 31 December 2014.

11.4.	The reconciliation between the book result and the Tax Base for 2014 is as follows:

	Profit and loss account			Income and expenses directly attributed to equity
	Increases	Decreases	Total	Increases	Decreases	Total
Income and expenses for the year	31,110	(35,694)	(4,584)	-	-	-
Corporate income tax	885	-	885	-	-	-
Temporary differences:	-	-	-
Non deductible financial expenses	10,917	-	10,917	-	-	-
Non deductible amortization adjustment	2,256	-	2,256	-	-	-
Freedom of amortization	-	(9,474)	(9,474)	-	-	-
Tax base	45,168	(45,168)	-	-	-	-

11.5.	The reconciliation between the accounting result and expenses due to Corporate Income Tax at close of financial year 2014 is as follows:

2014
Pre-Tax Result	(3,698)
Permanent differences	-
Expense/income per current (30%)	(1,109)
Increase/reduction due to change in tax rate	225
Temporary differences	-
Regularizations from previous years	(1)
Total expense (income) for corporate income tax	(885)

11.6.	At 31 December 2014, details of the Company's unrecognised tax benefits from previous years are as follows:

Year generated	Balance at 31.12.13	Compensated in 2014	Balance at 31.12.14
2010	-	-	-
2011	130	-	130
2012	51	-	51
Total	181	-	181

11.7.	Pursuant to current legislation, taxes cannot be considered definitively settled until the tax returns submitted have been inspected by the tax authorities or the time bar of four years has elapsed. On the date on which these financial statements were drawn up, the following financial years were open for inspection by the tax authorities:

Items	Periods
Corporate Income tax	2010-2013
Value Added Tax	2011-2014
Personal Income Tax	2011-2014
Other taxes	2011-2014

11.8.	The balance recorded in Other Credits with Public Administrations includes Euros 1,391 thousand corresponding primarily to Euros 468 thousand of VAT, and Euros 923 thousands of debt with the Tax Agency for the electricity tax, levied at 7% of sale).

Note 12.-  Revenue and Expenses

12.1.	The composition of the Turnover is as follows:

2014
Group related (note 15)	9,170
Non-Group	21,354
Total	30,524

12.2.	Other operating expenses during financial year 2014 may be broken down as follows:

Other operating expenses	2014
Operation and maintenance, Group Companies	3,288
Other leases	513
External technical services	1,234
Insurance premiums	555
Electricity consumption	645
Various services	58
Transportation	23
Tax (on sales)	2,153
Levies	231
Other current management expenses	11
Total other operating expenses	8,711
Group related (Note 15)	3,907
Non-Group	4,804

The company has the following contracts with the company Abengoa Solar España, S.A.:

a)	Solar Plant Operation and Maintenance Contract, whereby Abengoa Solar España, S.A. undertakes to carry out the operating and maintenance works of Solaben Uno's Plant;

b)	Service Provision Contract, of 14 September 2012, whereby Abengoa Solar España, S.A. undertakes to provide its assessment, collaboration and technical support to Solaben 1 in the activities it carries out, in order to improve and expand the capacity of its business activities. During 2014, the amount of Euros 610 thousand has been recorded and it is included in the line “External technical services”. This service has been included in the new Operation Maintenance contract signed with Abengoa Solar España, S.A. in September 2015.

12.3.	Details of financial result at the close of the 2014 year is as follows:

Financial result	2014
Interest on debt to Credit entities	(16,646)
Other financial expenses	(967)
Total financial result	(17,613)
Non Group	(17,613)

12.4.	The Company has no employee as of December 31, 2014.

Note 13.-  Cash and cash equivalents

The Cash and Banks balance at 31 December 2014 amounted to Euros 9,315 thousand, representing liquid resources available in cash and balances in the Bank's in favour of Solaben 1 in current accounts held at banks.

Note 14.-  Guarantees undertaken with Third Parties and Other Contingent Liabilities

At December 31, 2014, the overall sum of the guarantees undertaken with third parties amounted to Euros 759 thousand.

Note 15.- Other Operations with Related Parties

Until September 30, 2015, Solaben Uno was part of a group of companies, the controlling company of which was Abengoa Solar S.A. in turn owned by Abengoa S.A.

Since September 30, 2015, Solaben Uno forms part of a new group of companies, the controlling company of which is Abengoa Yield plc.

The breakdown of balances with related parties at 31 December 2014 financial year was as follows:

Company		Long term debt (Note 6 & 10)	Fixed assets suppliers (Note 6 & 10)
UTE Abener Teyma Solaben Logrosán I	EPC	3,799	332
Extremadura Equity Investment S.a.r.l.	Shareholder	14,258	-
Total		18,057	332

Company		Operating expenses (Note 12.2)	Turnover (Note 12.1)
Abener Energía S.A.	Market Agent	10	9,170
Abengoa Solar España, S.A.	O&M	3,897	-
Total		3,907	9,170

The contract with the company Abener Energia S.A. was cancelled in December 2015.

Note 16.-  Subsequent events

As of September 10, 2015, the Company repaid the debt owed to Ladejosa investments S.a.r.l. for a total amount of Euro 94.5 million, using a loan granted by Abengoa Solar España, S.A. the same day and for the same amount.

As of September 30, 2015, Solaben Luxembourg S.A. granted a Euro 142.5 million loan to the Company. The loan bears a 3.894% fixed interest and term is December 31, 2034. The cash received was mainly used to repay the loan granted by Abengoa Solar España S.A. (as detailed above), a Euro 8.1 million debt owed to Extremadura Equity Investment S.a.r.l, and UTE Abener Teyma Solaben Logrosan I payables for Euro 4.1 million. Solaben Luxembourg S.A. is a holding company of the group, which direct shareholder is Logrosan Solar Inversiones Inversiones Dos, S.L.

Additionally, the Company performed a capital reduction as of September 30, 2015 for an amount of Euro 27.3 million.

On September 30, 2015, Abengoa Concessions Infrastructure S.L.U., a subsidiary of Abengoa Yield Plc., made effective the purchase of Logrosan Solar Inversiones Dos, S.L., which indirectly owns 100% of the shares in Solaben Uno. From this date, the Company is ruled by the Management of Atlantica Yield.